UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

FONA, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	000-54129	41-1683548
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1026 Anaconda Drive Castle Rock, CO 80108
(Address of principal executive offices)

Registrant’s telephone number, including area code: 303-513-3510

Approximate Date of Mailing: October 17, 2014

FONA, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF

FONA, INC.

INTRODUCTION

This Information Statement is being mailed on or about October 17, 2014 to the holders of record at the close of business on October 13, 2014 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Fona, Inc., a Nevada company (“Fona” or the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Securities Purchase Agreement (the “SPA”) entered on October 1, 2014 by and among Michael Friess (“Friess”), Sanford Schwartz (“Schwartz”), Nick Boosalis (“Boosalis”), Desfaire, Inc., a Minnesota corporation (“Desfaire”), The Boosalis Group, Inc., a Minnesota corporation (“The Boosalis Group”; each a “Seller” and collectively, the “Sellers”) who own, in the aggregate, 5,475,183 shares (the “Shares”) of Common Stock, and Evolutionary Genomics, Inc. (“Buyer” or “EG”).

The purchase and sale of the Shares as contemplated by the SPA (the “Purchase”) closed on October 1, 2014 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

On the Record Date, 7,894,111 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Following consummation of the Purchase, the Buyer owned 5,933,423 shares of Common Stock, or 75.16% of the Company’s outstanding voting securities. The Purchase has resulted in a change in control of the Company.

In connection with the change in control (i) Friess, the Company’s President and Chief Executive Officer and a director, resigned his officer and director positions with the Company, which resignation became effective immediately upon the closing of the Purchase, and (ii) Schwartz, the Company’s Vice President and a director resigned his officer and director positions with the Company, which resignation became effective immediately upon the closing of the Purchase.

Simultaneously with closing of the Purchase, Virginia Orndorff and Mark Boggess were appointed as directors of the Company by the Board, which appointments shall become effective 10 days after this information statement is mailed to the Company’s shareholders as of the Record Date. Friess and Schwartz’s resignations as directors of the Company became effective immediately. Also simultaneously with the closing of the Purchase, the Board appointed the following individuals to the following officer positions of the Company:

Name	Title
Steve B. Warnecke	President and Chief Executive Officer
Walter Messier	Treasurer and Secretary

Other than the transactions and agreements disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2013, the Company knows of no arrangements which may result in a change in control of the Company. Except as set forth in this Information Statement, no officer, director, promoter, or affiliate of the Company has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors or officers of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-l promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 780,000,000 shares of common stock, $0.001 par value, and 20,000,000 shares of preferred stock, $0.001 par value. As of the Record Date, 7,894,111 shares of common stock and no shares of preferred stock were issued and outstanding.

DIRECTORS AND OFFICERS

Pre-SPA

The Company’s officer and director and additional information concerning them prior to closing of the Purchase are as follows:

Name	Age	Positions Held	Date First Elected or Appointed
Michael Friess	64	President, Chief Executive Officer and Chairman of the Board	April 2009

Sanford Schwartz	64	Vice President and Director	April 2009

Steve B. Warnecke	57	Chief Financial Officer, Treasurer, Secretary and Director	June 2014

On the Closing Date, Messrs. Friess and Schwartz submitted a resignation letter to resign their officer and director positions with the Company. Their resignations as officers and directors of the Company became effective immediately upon the closing of the Purchase.

Michael Friess is currently a self-employed attorney licensed to practice law in the State of Colorado. As a sole practitioner, Mr. Friess operates under his own name, Michael Friess, Attorney, and has been practicing law in Colorado for 19 years. He was a partner from January 1983 to December 1993 in the New York City law firm of Schulte, Roth & Zabel, where his practice emphasized taxation. Mr. Friess has served as Chairman of the Board and President of Fona from April 2009 to the present. Mr. Friess served on the Board of Directors of Oralabs Holding Corporation (NASDAQ: OLAB) from September 1997 until December 2006. In an average week Mr. Friess spends approximately 5 hours on Company matters. Mr. Friess was appointed a director because of his extensive legal and business acquisitions experience, including working with public blank check companies interested in merging with a private operating company.

Steve Warnecke was appointed Chief Financial Officer, Treasurer, Secretary and member of the board of directors of Fona on June 6, 2014. Mr. Warnecke has served as a member of the board of directors of Evolutionary Genomics since September 2010 and was appointed as Chief Executive Officer in November 2010. Since November 2012, Mr. Warnecke has served part-time roles as Chairman of the Board of Directors and Chief Financial Officer for VetDC, Inc. and Senior Vice President of Children’s Hospital Colorado Foundation and Chairman of Children’s Partners Foundation (supporting Children’s Hospitals and cystic fibrosis research) since November 2011. Previously, Mr. Warnecke served as Lead Independent Director and Audit Committee Chair for Evolving Systems, Inc. (NASDAQ: EVOL, an international telecom software company) from 2003 to 2011, as Chief Financial Officer of Targeted Medical Pharma, Inc. in 2011, as Chief Financial Officer and member of the Board of Directors for Bacterin International, Inc. (NASDAQ: BONE), a biologics and medical device company from 2008 to 2010, Chief Financial Officer for The Children’s Hospital Foundation from 2003 to 2008, member of the Board of Directors of Emmaus Life Sciences, Inc. in 2011, member of the Board of Directors of Boppy Company from 2005 to 2008, Senior Vice-President of Strategic Planning for First Data/Western Union (NYSE: FDC) from 2001 to 2002 and Chief Financial Officer for Frontier Airlines (former NASDAQ company acquired by Republic Airways) from 1999 to 2001. Mr. Warnecke was appointed a director because of his operational background and experience working with public companies in varying capacities. Mr. Warnecke graduated from the University of Iowa with a BBA in Accounting, Finance and Management and passed the Certified Public Accountant exam in 1979.

Sanford Schwartz has been a director of Fona since April 2009. Mr. Schwartz is also currently the Chairman of Creative Business Strategies, LLC, a business consulting firm in Boulder, Colorado co-founded by Mr. Schwartz in 1985 that provides business development, management and restructuring services to business owners and companies, including companies engaged in real estate management and development and various sectors of the healthcare industry. Mr. Schwartz was appointed a director because of his consulting background and experience working with companies in the healthcare industry. In an average week Mr. Schwartz spends approximately 5 hours on Company matters.

Post-SPA

Simultaneously with closing of the Purchase, Virginia Orndorff and Mark Boggess were appointed as directors of the Company by the Board, which appointments shall become effective 10 days after this information statement is mailed to the Company’s shareholders as of the Record Date. Messrs’ Friess and Schwartz’s resignations as directors of the Company became effective immediately.

Also simultaneously with the closing of the Purchase, the Board appointed the individuals listed below to the officer positions of the Company set forth below.

The following table sets forth information regarding the Company’s new directors and officers as a result of the closing of the Purchase:

Name	Age	Positions Held	Date First Elected or Appointed
Steve B. Warnecke	57	President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board	October 1, 2014

Virginia Orndorff	63	Director	October 1, 2014

Mark Boggess	51	Director	October 1, 2014

Walter Messier	58	Secretary and Treasurer	October 1, 2014

Steve B. Warnecke was appointed Chief Financial Officer, Treasurer, Secretary and member of the board of directors of Fona on June 6, 2014. Mr. Warnecke has served as a member of the board of directors of Evolutionary Genomics since September 2010 and was appointed as Chief Executive Officer in November 2010. Since November 2012, Mr. Warnecke has served part-time roles as Chairman of the Board of Directors and Chief Financial Officer for VetDC, Inc. and Senior Vice President of Children’s Hospital Colorado Foundation and Chairman of Children’s Partners Foundation (supporting Children’s Hospitals and cystic fibrosis research) since November 2011. He also is a member of the Board of Directors of CereScan and Bone Biologics, Inc. Previously, Mr. Warnecke served as Lead Independent Director and Audit Committee Chair for Evolving Systems, Inc. (NASDAQ: EVOL, an international telecom software company) from 2003 to 2011, as Chief Financial Officer of Targeted Medical Pharma, Inc. in 2011, as Chief Financial Officer and member of the Board of Directors for Bacterin International, Inc. (NASDAQ: BONE), a biologics and medical device company from 2008 to 2010, Chief Financial Officer for The Children’s Hospital Foundation from 2003 to 2008, member of the Board of Directors of Emmaus Life Sciences, Inc. in 2011, member of the Board of Directors of Boppy Company from 2005 to 2008, Senior Vice-President of Strategic Planning for First Data/Western Union (NYSE: FDC) from 2001 to 2002 and Chief Financial Officer for Frontier Airlines (former NASDAQ company acquired by Republic Airways) from 1999 to 2001. Mr. Warnecke graduated from the University of Iowa with a BBA in Accounting, Finance and Management and passed the Certified Public Accountant exam in 1979. The Fona board believes Mr. Warnecke is well qualified to serve on the Fona board due to his service on public company boards and financial and accounting background.

Virginia Orndorff has served as a member of the Evolutionary Genomics board of directors since 2000. Since 2012 Ms. Orndorff has served as Chief Executive Officer of SixOne Solutions, LLC, an early-stage oncology company. She also currently serves on Colorado’s State Board of Pharmacy since 2012. She served as Chief Executive Officer and President of Evolutionary Genomics from 2000 to 2010. From 1997 to 2000, Ms. Orndorff served as Vice President then President and Chief Executive Officer of GenoPlex, Inc. of Denver and served as Director of Technology/Business Development of NeXstar Pharmaceuticals, Inc. of Boulder, Colorado, from 1993 to 1997. From 1989 to 1993 she served as the Director of Biotechnology Programs for the Colorado Advanced Technology Institute in Denver. Ms. Orndorff was employed by the Georgia Institute of Technology as Manager of a biotechnology start-up incubator (the Health Science Technology Center) from 1987 to 1989; prior to that for eight years by Genex Corporation of Gaithersburg, Maryland, first as a Laboratory Supervisor then as Manager of Technology Assessment. From 1975 to 1979, Ms. Orndorff had served as a Microbiologist at Stanford Research Institute. She received a BA in Biology from the University of California at Santa Cruz, an MA in Microbiology from California State University at San Jose, and an MBA from Loyola College (where she graduated second in her class). The Fona board believes Ms. Orndorff is well qualified to serve on the Fona board due to her scientific background as well as her experience at both the operational and board levels in several companies.

Mark Boggess, Ph.D. has served as a director of Evolutionary Genomics since 2009. Dr. Boggess has a diverse background in the animal sciences and animal industries. Born and raised on a typical Iowa farm, he served as a swine and beef cattle extension specialist with the University of Idaho in Twin Falls from 1990 to 1994 he was responsible for all swine extension and educational programming and served as the animal breeding resource specialist for the University beef extension team. From 1994 to 2004, Dr. Boggess served as President of Salmon Creek Farms, LLC where was responsible for development of the Salmon Creek Farms Natural Pork program and branded product line, at Independent Meat Company in Twin Falls, ID. From 2004 to 2009, Dr. Boggess assumed the position of Director of Animal Science for the National Pork Board where he was responsible for program direction and industry funding coordination for research in pork quality; nutritional efficiency; sow lifetime productivity; genomics-genetics; alternatives to antimicrobials; production-management systems and bio-technology. Dr. Boggess also served as the National Pork Board liaison for animal science to producers, academia, media, regulators and the National Pork Producers Council and directed numerous pork industry based advisory groups. From 2009 to 2014, Dr. Boggess served as the National Program Leader for Food Animal Production and the National Program Leader for Pasture, Forage and Rangeland Systems for the USDA Agriculture Research Service in Beltsville, Maryland. In this role, Dr. Boggess directed ARS research for diverse programs in genetics and genomics, nutrition, reproductive physiology, animal welfare and meat quality. Dr. Boggess also directed research to improve pasture and rangeland management practices and land-use strategies, improve and restore the ecology of western rangelands and improve the capacity and efficiency of forage based food animal production systems. Currently, Dr. Boggess serves as the Director of the U.S. Dairy Forage Research Center in Madison, WI. The USDFRC is unique in the world in that research programs are fully integrated and include research and expertise in soil science/ecology, forage breeding and management, forage handling and environmental engineering, animal nutrition, animal genetics/genomics, nutrient cycling/waste management, and dairy systems sustainability and management. In this role Dr. Boggess manages and directs the research programs for 21 scientists and approximately 75 support staff. The USDFRC includes two research farms in rural Wisconsin as well as offices and laboratories on the campus of the University of Wisconsin. Dr. Boggess attended Iowa State University receiving a BS degree in Animal Science in 1983. After receiving an MS degree from Cornell University with a major in Animal Breeding in 1985, Dr. Boggess returned to Iowa State University, receiving his PhD in 1990, also in Animal Breeding. The Fona board believes Dr. Boggess is well qualified to serve on the Fona board due to his extensive operational and management background in the animal sciences and animal industries.

Walter Messier, Ph.D. is a Founder of Evolutionary Genomics and has served as its Chief Technology Officer since 2000 and has served as its Secretary since 2007. Dr. Messier has published in such prestigious scientific journals as Nature, Nature Medicine, Current Biology, and Science. Dr. Messier is recognized as an authority on the use and interpretation of Ka/Ks algorithms. Dr. Messier’s research on the detection of molecular-level positive selection in the primates is well known. In addition to the research programs Dr. Messier developed and spearheads at Evolutionary Genomics, he is currently collaborating with colleagues in several areas, including identification and validation of novel targets for breast cancer therapeutics, identification and validation of novel targets for HIV/AIDS therapeutics, the role of molecular Darwinian selection in human speciation, and creation of more powerful algorithms for the detection of molecular Darwinian selection. Dr. Messier received his Masters of Science from the State University of New York at New Paltz, and his Ph.D. from the University of Albany (State University of New York).

The Board of Directors and Committees

Our Board of Directors is not comprised of a majority of independent directors. Our Board of Directors does not maintain a separate audit, nominating or compensation committee. Functions customarily performed by such committees are performed by our Board of Directors as a whole. We are not required to maintain a majority of independent directors or the foregoing committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

Communication with our Directors

Shareholders or other interested parties may communicate with our directors by sending mail to our offices 1026 Anaconda Drive, Castle Rock, CO 80108.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2013, the Company did not hold any meetings of the Board of Directors, although our Board of Directors did act by unanimous written consent.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by our shareholders or us to become directors or executive officers.

Code of Ethics

We intend at some point to adopt an amended and restated code of ethics that applies to our officers, directors and employees. We will file copies of our amended and restated code of ethics in a current report on Form 8-K. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers listed above both before and after the Purchase, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. We believe, based solely on a review of the copies of such reports furnished to us and representations of these persons that no other reports were filed and that all reports needed to be filed have been filed for the year ended December 31, 2013.

DIRECTOR AND OFFICER COMPENSATION

None of Fona’s officers and/or directors receives any compensation for their respective services rendered to the Company, nor have they received such compensation since the renewal of the Fona's charter. They have agreed to act without compensation until authorized by the Fona board of directors, which is not expected to occur until Fona has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Information Statement, Fona has minimal funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with Fona.

Name and Position	Year	Salary	Bonus	Awards	Other	Total

Michael Friess	2013	$—	$—	$—	$—	$—
Chief Executive Officer (1)	2012	$—	$—	$—	$—	$—
Chairman of the Board (1)	2011	$—	$—	$—	$—	$—

Sanford Schwartz	2013	$—	$—	$—	$—	$—
Vice-President and Director (1)	2012	$—	$—	$—	$—	$—
	2011	$—	$—	$—	$—	$—

Chloe DiVita	2013	$—	$—	$—	$—	$—
Chief Financial Officer (1)	2012	$—	$—	$—	$—	$—
Secretary, Treasurer and Director (1)	2011	$—	$—	$—	$—	$—

———————

(1)

On June 6, 2014, Chloe DiVita resigned from Fona and Steve B. Warnecke was appointed Treasurer, Secretary, Chief Financial Officer and Director of Fona. On October 1, 2014 Michael Friess and Sanford Schwartz resigned from Fona, Virginia Orndorff and Mark Boggess were appointed as Directors subject to notification under this Schedule 14F-1, Walter Messier was appointed as Secretary and Treasurer replacing Steve Warnecke and Steve Warnecke was appointed as Chief Executive Officer and Chairman of the Board. Fona has not entered into any agreement with Steve Warnecke, Virginia Orndorff, Mark Boggess or Walter Messier for their services.

It is possible that, after Fona successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of Fona’s management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, Fona has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in Fona’s decision to undertake any proposed transaction. Each member of management has agreed to disclose to Fona’s Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with Fona and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of Fona’s board of directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by Fona’s Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event Fona consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral. It is anticipated that this compensation would be either in the form of restricted common stock issued by Fona as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because Fona has minimal cash available. The amount of such compensation, if any, cannot be determined as of the date of this Information Statement.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Fona for the benefit of its employees

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-SPA

As of the Record Date, the Company had 7,894,111 shares of Common Stock outstanding and no shares of preferred stock issued and outstanding. The Company has no outstanding stock options or warrants.

The following table sets forth certain information as of the Record Date regarding the beneficial ownership of Fona’s common stock by (i) each stockholder known by Fona to be the beneficial owner of more than 5% of Fona’s common stock, (ii) by each director and executive officer of Fona and (iii) by all executive officers and directors of Fona as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

	Number of	Percentage
	Shares Owned	of Shares
Name and Address	or Controlled	Owned

Michael Friess	1,611,475	20.41%
2575 Pearl St, #220
Boulder, Colorado 80302

Sanford Schwartz	1,611,475	20.41%
2575 Pearl St, #220
Boulder, Colorado 80302

Nick T Boosalis (1)	2,252,233	28.58%
212 2nd St SE Suite 224
Minneapolis, MN 55414

Richard Dillon	576,571	7.30%
703 Oakland Ave
St. Paul, MN 55102

Evolutionary Genomics, Inc.	732,000 (2)	9.28%
1026 Anaconda Drive
Castle Rock, CO 80108

Steve B. Warnecke	732,000 (3)	9.28%
1026 Anaconda Drive
Castle Rock, CO 80108

All Officers and Directors as a Group (3 persons)	3,954,950	50.10%

———————

(1)

Includes 618,039 shares owned by The Boosalis Group, Inc., the sole shareholder of which is Mr. Boosalis and 1,100,000 shares owned by Desfaire, Inc., 99% of the common stock of which is owned by Mr. Boosalis.

(2)

According to a Schedule 13G filed with the Securities and Exchange Commission on June 4, 2014, Evolutionary Genomics acquired an aggregate of 732,000 shares of common stock of Fona from Messrs Friess and Schwartz and options to purchase an aggregate of 3,222,950 shares of Fona common stock from Messrs Schwarz and Friess, The Boosalis Group, Inc. and Desfaire, Inc. in the event the Mergers are not consummated. Such options have been cancelled as part of the Purchase.

(3)

Mr. Warnecke is the Chief Executive Officer of Evolutionary Genomics and holder of 782,539 shares of the Series B-2 Preferred Stock, representing 64.2% of the issued and outstanding shares of preferred stock of Evolutionary Genomics, and 1,032,780 shares of commons stock, or 26.8% of the issued and outstanding common stock of Evolutionary Genomics. Mr. Warnecke disclaims beneficial ownership of the reported securities owned by Evolutionary Genomics except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission of beneficial ownership of such securities for any purpose.

Post-SPA

The following table sets forth certain information as of the Record Date regarding the beneficial ownership of Fona’s common stock by (i) each stockholder known by Fona to be the beneficial owner of more than 5% of Fona’s common stock, (ii) by each director and executive officer of Fona and (iii) by all executive officers and directors of Fona as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned.

	Number of		Percentage
	Shares Owned		of Shares
Name and Address	or Controlled		Owned

Richard Dillon	576,571		7.30%
703 Oakland Ave
St. Paul, MN 55102

Evolutionary Genomics, Inc.	5,933,423		75.16%
1026 Anaconda Drive
Castle Rock, CO 80108

Steve B. Warnecke	5,933,423	(1)	75.16%
1026 Anaconda Drive
Castle Rock, CO 80108

Virginia Orndorff	—	(2)	0%
1026 Anaconda Drive
Castle Rock, CO 80108

Mark Boggess, Ph.D	—	(3)	0%
1026 Anaconda Drive
Castle Rock, CO 80108

Walter Messier	—	(4)	0%
1026 Anaconda Drive
Castle Rock, CO 80108

All Officers and Directors as a Group (4 persons)	5,933,423		75.16%

———————

(1)

Mr. Warnecke is the Chief Executive Officer of Evolutionary Genomics and holder of 782,539 shares of the Series B-2 Preferred Stock, representing 64.2% of the issued and outstanding shares of preferred stock of Evolutionary Genomics, and 1,032,780 shares of commons stock, or 26.8% of the issued and outstanding common stock of Evolutionary Genomics. Mr. Warnecke disclaims beneficial ownership of the reported securities owned by Evolutionary Genomics except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission of beneficial ownership of such securities for any purpose.

(2)

Ms. Orndorff was appointed as a director as of the closing of the Purchase which appointment shall become effective 10 days after this information statement is mailed to the Company’s shareholders as of the Record Date.

(3)

Dr. Boggess was appointed as a director as of the closing of the Purchase which appointment shall become effective 10 days after this information statement is mailed to the Company’s shareholders as of the Record Date.

(4)	Dr. Messier was appointed as the Company’s Treasurer and Secretary as of the closing of the Purchase.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports with the Securities and Exchange Commission annual reports, quarterly reports as well as other information the Company is required to file pursuant to securities laws. You may read and copy materials the Company file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. You may send communication to the board of directors at the address set forth on the cover page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 17, 2014	FONA, INC.

	By:	/s/ Steve B. Warnecke
Name: Steve B. Warnecke
Title: President and Chief Executive Officer